

February 16, 2011

Menderes Akdag
Chief Executive Officer and President
PetMed Express, Inc.
1441 S.W. 29th Avenue
Pompano Beach, FL 33069

>   **Re: PetMed Express, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2010**
>   **Filed June 1, 2010**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2010**
>   **File No. 000-28827**

Dear Mr. Akdag:

　　We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

　　After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Item 1. Financial Statements.
Notes to Condensed Consolidated Financial Statements
Note 5: Fair Value, page 7

1. Please revise your disclosures for the auction rate securities classified as Level 3 to separately identify the inputs used in determining the fair value as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant